UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 2
(Final Amendment)

LIBERTY BANCORP, INC.

(Name of Issuer)

LIBERTY BANCORP, INC.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

53017Q102

(CUSIP Number of Class of Securities)

Brent M. Giles
President and Chief Executive Officer
Liberty Bancorp, Inc.
16 West Franklin
Liberty, Missouri 64068
(816) 781-4822

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:
Joel E. Rappoport, Esq.
Kilpatrick Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005
(202) 508-5820
(202) 204-5620 (facsimile)

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$98,430	$19.69
*
Calculated solely for the purpose of determining the filing fee, which was based upon the tender offer price of $15.00 per share for the eligible common stock as of September 22, 2009 multiplied by our estimate of the maximum number of shares to be purchased (6,562).

☒
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:   $19.69
Form or Registration No.:  Schedule 13E-3
Filing Party:  Liberty Bancorp, Inc.
Date Filed:   October 13, 2009

INTRODUCTORY NOTE

This Amendment No. 2 to the Rule 13E-3 Transaction Statement (this “Schedule 13E-3”) is being filed by Liberty Bancorp, Inc. (the “Company”) in connection with the expiration of the Company’s offer to purchase all shares of its common stock held by shareholders who owned 99 or fewer shares as of the close of business on September 22, 2009 (the “Offer”).

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 11 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

The Offer expired at 5:00 p.m., Eastern Standard Time, on Friday, November 20, 2009. The Company received tenders of 4,631 shares of Common Stock in the Offer. All of these shares have been accepted by the Company, and payment has been made at the Offer price of $15.00 per share.  In addition, a $50.00 bonus was paid for all properly executed tenders received prior to November 20, 2009.

ITEM 16.                      EXHIBITS.

Exhibit No.	Description

16(a)(1)(i)	Offer to Purchase *

16(a)(1)(ii)	Letter of Transmittal *

16(a)(1)(iii)	Form of Notice of Guaranteed Delivery *

16(a)(1)(iv)	Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

16(a)(1)(v)	Letter to Shareholders from Brent M. Giles, President and Chief Executive Officer, dated October 13, 2009 *

16(a)(1)(vi)	Press Release Dated October 13, 2009 *

16(a)(1)(vii)	Press Release Dated November 23, 2009
_________________________________________________
* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY BANCORP, INC.

/s/ Brent M. Giles Brent M. Giles President and Chief Executive Officer

Dated: November 24, 2009

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